

February 3, 2015

Via E-Mail
Mr. John G. Simmonds, Chief Executive Officer
A.C. Simmonds and Sons, Inc.
3565 King Rd.
King City, Ontario Canada L7B 1M3

>   **Re: A.C. Simmonds and Sons, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 28, 2014**
>   **Form 8-K**
>   **Filed October 23, 2014**
>   **File No. 001-35802**

Dear Mr. Simmonds:

We have reviewed your response dated January 21, 2015 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed October 23, 2014

1. We note your disclosure that you acquired all of the outstanding common stock of Plasticap on October 20, 2014. This Form 8-K indicated that you would file historical financial statements of the acquired business and pro forma financial information giving effect to the transaction within 71 days from the date that your Form 8-K was due. The Form 8-K/A containing this financial information was due on January 3, 2015 and has not been filed to date. Based on the information included in your Form 8-K, it appears that historical financial statements of the acquired business for the most recent two fiscal years and any subsequent interim period prior to acquisition and pro forma financial information giving effect to the transaction are required to be filed. Please tell us when you expect to file a Form 8-K/A including this information. Please also provide us with your calculations of the significance of this acquired business in your response. Please refer to Rules 8-04 and 8-05 of Regulation S-X.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or Liz Walsh, Staff Attorney, at (202) 551-3696 if you have questions regarding any other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Travis Gering, Esq.
        Wuersch & Gering LLP